UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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Form 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number: 001-42758

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CTW

(Exact Name of Registrant as Specified in Its Charter)

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Sumitomo Shiba Koen Building, 17th Floor

2-8-17 Shiba, Minato-ku

Tokyo 105-0014, Japan

(Address of Principal Executive Office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Exhibit Index

Exhibit No.	Description
99.1	Press Release — CTW to Hold Annual General Meeting on November 27, 2026
99.2	Notice of Annual General Meeting
99.3	Form of Proxy

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2026	CTW
	By:	/s/ Patrick Liu
	Name:	Patrick Liu
	Title:	Chief Financial Officer